October 25, 2010

VIA EDGAR

Mary Beth Breslin
Louis Rambo
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aradigm Corporation
Registration Statement on Form S-1
File No. 333-168770

Dear Ms. Breslin and Mr. Rambo:

On behalf of Aradigm Corporation, a California corporation (the “Company”), we are writing to respond to the comments set forth in the October 20, 2010 comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-168770) filed with the Commission on October 5, 2010 (as amended, the “Registration Statement”) in connection with the registration for resale of up to 68,229,726 shares of the Company’s common stock by the selling shareholders named in the prospectus forming a part of the Registration Statement. The Company has revised the Registration Statement in response to the Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 2 to the Registration Statement, which incorporates the revisions discussed in this letter and certain updates regarding the Company.

To assist in your review, for your convenience, we have set forth below the Staff’s comments in bold followed by the Company’s response thereto.

Securities and Exchange Commission
October 25, 2010
Page Two

In connection with the Company’s responses to the Staff’s comments set forth below, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment:

Selling Shareholders, page 53

1. We note your response to prior comment 5. With respect to each selling shareholder that you have identified as an affiliate of a broker-dealer, please revise your disclosure to identify the selling shareholder as an underwriter with respect to the shares that it is offering for resale. Alternatively, if true, revise to state that the selling shareholder purchased the shares being offered for resale in the ordinary course of business and, at the time of purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Company Response:

The Company notes the Staff’s comment and has revised the applicable footnote to the table under “Selling Shareholders” to disclose that, with respect to each selling shareholder that is an affiliate of a broker-dealer and based on information provided to the Company by such selling shareholder, such selling shareholder purchased the shares being offered for resale in the ordinary course of business and, at the time of purchase, such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

* * * * *

Securities and Exchange Commission
October 25, 2010
Page Three

If the Staff has any remaining questions with respect to the foregoing, please do not hesitate to contact the undersigned at (415) 268-7197 or Raymond T. Hum, Esq. at (415) 268-6950.

Sincerely,

/s/  John W. Campbell, Esq.
John W. Campbell, Esq.

cc:	Nancy E. Pecota, Vice President, Finance and Chief Financial Officer of Aradigm Corporation